Exhibit 99

For immediate release


                   IMI ANNOUNCES FISCAL 2003 FINANCIAL RESULTS

TORONTO, ONTARIO (MAY 3, 2004) --- IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME), a leader in predictive medicine, today announced audited financial results for the fiscal year ended December 31, 2003 and provided operational highlights for fiscal 2004 to date.

FISCAL 2003 HIGHLIGHTS
"Fiscal 2003 was a year of continued progress for IMI," said Dr. Brent Norton, President and Chief Executive Officer. "We are continuing to gain global exposure for IMI's cardiovascular and cancer franchises while building awareness and acceptance of new approaches to predicting disease. In addition, with our partner, McNeil Consumer Healthcare, we are transitioning to commercialization with our lead cardiovascular product. We are also actively negotiating licensing partnerships for the U.S. and European markets."

The company's consolidated loss for the year was $4,063,000 ($0.19 per share) compared with $4,018,000 ($0.20 per share) for the year ended December 31, 2002. At year end, the company had cash, cash equivalents and short-term investments totaling $6,697,000 ($10,112,000 as at December 31, 2002).

Based on historic burn rates and the expectation that revenues from partnering activities and product sales will begin in 2004, management believes the company's cash resources, together with investment tax credits receivable, are sufficient to meet its current operating and capital requirements.


RECENT OPERATIONAL HIGHLIGHTS
On April 13, 2004 the company announced that Ron Henriksen has agreed to join IMI's Board of Directors, pending shareholder approval at the upcoming annual shareholders meeting to be held on June 16, 2004. In the interim, IMI has engaged Mr. Henriksen as a business consultant. Mr. Henriksen, a former senior executive with Eli Lilly and Company, brings proven expertise in the U.S. and global marketplaces, having completed more than 65 licensing, research collaboration and acquisition agreements with a variety of partners.

In late April, IMI filed a patent application with the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office for the lab-processed format of IMI's skin cholesterol test. The company also intends to file an application with the European Patent Office in the near future. Like IMI's other products, this test is administered painlessly and rapidly at the point of care, without fasting, needles or blood sample required. The testing procedure samples skin cells from the palm of the hand using a specially designed applicator with medical-grade adhesive. The test is then sent to a laboratory where the surface is assessed for skin cholesterol and generates a quantitative result.

Also in April, IMI received notice that the Japan Patent Office granted the company's patent application for a screening test for the early detection of colorectal neoplasia. This extends IMI's patent coverage in Japan, which is a major market, while complementing the company's existing intellectual property related to ColorectAlert(TM).


FISCAL 2003 FINANCIAL REVIEW
Research and development expenditures decreased to $1,919,000 from $2,105,000 in fiscal 2002. Clinical trial expenses, which consist principally of fees paid to third parties, decreased approximately $330,000 from 2002. This resulted from changes both in the mix and timing of various clinical trials. IMI is currently conducting at least 15 clinical trials, but several of them are subsidized through collaborative arrangements with third parties, thereby significantly reducing the company's expenses. In addition, IMI committed to several large trials near the end of the fiscal year, and, as a result, most of those expenses will be incurred in 2004 and beyond.

General and administration expenses amounted to $2,362,000 compared with $2,141,000 in the prior year, representing an increase of $221,000. Expenses related to registering with the U.S. Securities and Exchange Commission (SEC) and listing on the American Stock Exchange (Amex) amounted to approximately $179,000 for 2003 compared with $260,000 in 2002. The company's shares commenced trading on the Amex in September 2003. Compensation expense increased 14% or


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



$99,000 from 2002, reflecting the addition of one employee plus annual increases. Cash compensation for directors' fees, which commenced in the fourth quarter of 2002, amounted to $61,500 compared with $14,750 for 2002. Stock-based compensation relating to administration resulted in non-cash expenses of $255,000 compared with $36,000 in 2002.

Amortization expenses amounted to $281,000 compared with $219,000 for 2002. Of the fiscal 2003 amount, $167,000 was amortization on capital equipment and $114,000 was amortization on acquired technologies ($77,000 and $142,000 respectively in 2002). Additions of capital equipment during 2003 and 2002 amounted to $386,000 and $21,000 respectively, and were primarily in support of clinical trials.

Recoveries of provincial scientific research tax credits (ITCs) amounted to $223,000 for the year. This includes an accrual of $180,000 for 2003. In 2002, management recorded its best estimate of the recovery for the year. In 2003, the actual recovery for 2002 exceeded management's estimate by $43,000.

Interest income was $275,000 compared with $257,000 for 2002.

LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2003 the company had cash, cash equivalents and short-term investments totaling $6,697,000 ($10,112,000 as at December 31, 2002). IMI invests its funds in short-term financial instruments and marketable securities. During fiscal 2003, the company received $238,070 from the exercise of options, which were previously granted pursuant to the company's stock option plan. Cash used to fund the operating activities during the year amounted to $3,396,000 compared with $3,550,000 in 2002. The company has no long-term debt.

Total assets decreased by $3,305,000 to $8,074,000 as at December 31, 2003, from $11,379,000 at December 31, 2002. This resulted primarily from the loss for the year.

"Our clinical successes as well as the tone of our discussions with potential partners suggest a growing awareness of the merits of predictive medicine and support for IMI's approach to screening for disease," said Dr. Norton. "With multiple products, a growing body of supportive scientific data and a solid financial foundation, IMI is increasingly well positioned in its target markets."


ABOUT IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's website at www.imimedical.com.


--------------------------------------------------------------------------------
IMI's Fiscal 2003 Annual Report will be mailed to shareholders of record and posted on the company's website on May 17, 2004.
--------------------------------------------------------------------------------

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regulatory filings.

Financial statements are attached to this release. For more information, please contact:

Sarah Borg-Olivier                          Ron Hosking
Director, Communications                    Vice President, Finance and CFO
T:  (416) 222-3449                          T: (416) 222-3449
sbolivier@imimedical.com                    rhosking@imimedical.com

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







IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

                                              CONSOLIDATED BALANCE SHEETS


                                                                       As at              As at
                                                                   December 31,      December 31,
                                                                       2003               2002
                                                                         $                  $
-----------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                               61,625            150,451
Short-term investments                                               6,635,135          9,961,743
Prepaid expenses and other receivables                                 340,489            237,591
Investment tax credits receivable                                      180,000            271,000
-----------------------------------------------------------------------------------------------------
Total current assets                                                 7,217,249         10,620,785
-----------------------------------------------------------------------------------------------------
Capital assets, net                                                    403,205            191,632
-----------------------------------------------------------------------------------------------------
Acquired technology, net of accumulated amortization
   of $693,684 [2002 - $580,291]                                       453,573            566,966
-----------------------------------------------------------------------------------------------------
                                                                     8,074,027         11,379,383
-----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable                                                       139,435            180,303
Accrued liabilities                                                    403,213            409,252
-----------------------------------------------------------------------------------------------------
Total current liabilities                                              542,648            589,555
-----------------------------------------------------------------------------------------------------
Deferred revenue                                                        93,100            100,000
-----------------------------------------------------------------------------------------------------
Total liabilities                                                      635,748            689,555
-----------------------------------------------------------------------------------------------------
Commitments

Shareholders' equity
Capital stock                                                       24,780,846         23,785,884
Warrants                                                               312,200            496,000
Deficit                                                            (17,654,767)       (13,592,056)
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                           7,438,279         10,689,828
-----------------------------------------------------------------------------------------------------
                                                                     8,074,027         11,379,383
-----------------------------------------------------------------------------------------------------

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


IMI International Medical Innovations Inc.


                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                                                                      11-month
                                                 Year ended         Year ended      period ended
                                                December 31,       December 31,      December 31,
                                                    2003               2002             2001
                                                      $                  $                $
---------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development                            1,918,800          2,104,904        2,047,116
General and administration                          2,361,602          2,141,207        1,500,434
Amortization                                          280,777            219,466          215,236
---------------------------------------------------------------------------------------------------------------------------
                                                    4,561,179          4,465,577        3,762,786
---------------------------------------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits                                223,146            189,908          131,000
Interest                                              275,322            257,407          386,580
---------------------------------------------------------------------------------------------------------------------------
                                                      498,468            447,315          517,580
---------------------------------------------------------------------------------------------------------------------------
Net loss for the period                            (4,062,711)        (4,018,262)      (3,245,206)

---------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                      (13,592,056)        (9,573,794)      (6,328,588)
Deficit, end of period                            (17,654,767)       (13,592,056)      (9,573,794)
---------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share                       $(0.19)           $(0.20)           $(0.17)
---------------------------------------------------------------------------------------------------------------------------

Weighted average number of
---------------------------------------------------------------------------------------------------------------------------
   common shares outstanding                       20,967,677         20,406,733       19,097,390
---------------------------------------------------------------------------------------------------------------------------

IMI International Medical Innovations Inc.


                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      11-month
                                                 Year ended         Year ended      period ended
                                                December 31,       December 31,      December 31,
                                                    2003               2002             2001
                                                      $                  $                $
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                            (4,062,711)        (4,018,262)      (3,245,206)
Add items not involving cash
   Amortization                                       280,777            219,466          215,236
   Stock compensation costs included in:
     Research and development expense                 189,105             81,905                -
     General and administration expense               255,112             36,483                -
   Loss on sale of capital asset                        3,873                  -            1,139
---------------------------------------------------------------------------------------------------------------------------
                                                   (3,333,844)        (3,680,408)      (3,028,831)
Net change in non-cash working capital
   balances related to operations                     (61,870)           130,841         (209,865)
---------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                  (3,395,714)        (3,549,567)      (3,238,696)
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Short-term investments                              3,326,608         (2,603,943)         642,836
Purchase of acquired technology                            --                  -         (381,507)
Purchase of capital assets                           (385,605)           (20,804)        (275,492)
Proceeds on sale of capital asset                       2,775                  -            2,376
---------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities     2,943,778         (2,624,747)         (11,787)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs         363,110          5,731,386        1,278,328
---------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                 363,110          5,731,386        1,278,328
---------------------------------------------------------------------------------------------------------------------------

Net decrease in cash and
   cash equivalents during the period                 (88,826)          (442,928)      (1,972,155)
Cash and cash equivalents, beginning of period        150,451            593,379        2,565,534
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period               61,625            150,451          593,379
---------------------------------------------------------------------------------------------------------------------------

Represented by:
Cash                                                   61,625            148,270          376,190
Cash equivalents                                           --              2,181          217,189
---------------------------------------------------------------------------------------------------------------------------
                                                       61,625            150,451          593,379
---------------------------------------------------------------------------------------------------------------------------

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